ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Announces Strategic Plan to Accelerate Revenue Growth

2013 Revenue Growth Expected to Exceed 20%

Company to Focus on New Territories, Expanding Mobility Offering and Enhancing Cloud Services

Burlington, MA, January 8, 2013 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, announced today a strategic plan designed to accelerate revenue growth.

Leveraging the investments made in 2012, the strategic plan for 2013 calls for accelerated growth in 2013 and beyond. It is focused on three major initiatives: new territories, mobility and cloud services.

(1) New Territories

Establish local presence in Latin America and Eastern Europe to support acceleration of sales in these territories and increase brand awareness. This initiative capitalizes on early successes in these emerging markets and the Company’s global leadership position in the utilities, telecommunication, and oil & gas industries, all of which are experiencing rapid growth in these markets.

(2) Mobility

Accelerate sales to prospects which prefer to start with mobility solutions, as opposed to optimization solutions. This will significantly expand the Company’s addressable market. The Company will leverage its leadership position in deploying large scale enterprise mobility solutions to some of the most demanding organizations in the world as well as its rich ClickAppStore for business mobility solutions. The Company is already working to broaden awareness of its patent-pending ClickButler technology, a context-aware intelligent inference engine that increases productivity of mobile workers. Once a customer uses ClickSoftware’s mobility products, it dramatically increases the potential that the Company can upsell its schedule optimization and decision-making products.

(3) Cloud Services

The Company established a separate division fully dedicated to selling cloud-based solutions of all its products, including its cloud-based ClickExpress product for the mid- market and its built-in mobility component. With this offering, ClickSoftware now has one of the best solutions for the field service mid-market where cloud-based solutions are gaining popularity.

“We are confident that our achievements in 2012 and the momentum we have built in our pipeline have set the stage for significant growth in 2013 and beyond,” said Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “We deliver measurable and quantifiable value to our customers, leveraging the capabilities of modern smartphones and tablets to introduce whole new layers of incremental business gains and efficiencies: group optimization without mobility, group optimization with mobility, individual productivity optimization via mobility, and the Butler-driven business gains.”

Dr. BenBassat continued, “We expect our global expansion, reinforced by our enhanced product portfolio, to drive significant top line growth of more than 20% year-over-year in 2013. We will continue to expand our addressable market to include every mobility-driven client, and into new territories by establishing a local presence in emerging countries. While this growth will require investment in R&D and Sales & Marketing that will impact our operational margins in the first half of the 2013, we expect to see our investment pay off with gradual improvement in profitability starting in the second half of 2013.”

“Our strategy builds on the groundwork we laid in 2012. We’re confident that the investments we made in our business will ensure our strategic initiatives prosper in 2013,” Dr. BenBassat added. “Our strong partnerships have helped us expand our global footprint and opened new and exciting opportunities for us. And it comes at a great time. Demand for our mobility solutions keeps growing as smartphone and tablet adoption rises. Our products and services are crucial to helping our customers collaborate and stay connected wherever they are, whether it is in the field, at home, or in the office.”

ClickSoftware will release its 2012 fourth quarter and year-end financial results on Monday, February 4, 2013, during pre-market hours. A press release announcing dial-in and webcasting details for the related conference call will be issued in advance.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding our strategic plan and expected revenue growth in 2013, expected expansion in emerging markets, opening new offices and increase of brand awareness in Latin America and Eastern Europe, expected growth in mobility solutions and cloud services and demand for those, success of the ClickButler, expected investment in research and development and sales and marketing and timing of improvement in margins. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2011 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.